Summary of Changes to Offering Statement

Form 1-A Amendment

Entrex Carbon Market, Inc.
CIK: 0001363598
Previously Qualified on December 19**, 2025**

Summary of Amendment

Pursuant to Regulation A under the Securities Act of 1933, as amended, and in connection with Amendment No. 1 to the Offering Statement on Form 1-A previously qualified by the Securities and Exchange Commission, Entrex Carbon Market, Inc. (the "Company") hereby submits this summary of changes describing the revisions made to the Offering Statement.

This summary is provided for the convenience of the staff of the Securities and Exchange Commission and does not purport to be a complete description of all changes reflected in Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offering Statement.

Description of Changes

Since the qualification of the Offering Statement, the Company has made the following changes, updates, and clarifications to the Offering Statement, as amended:

- ☐ The Company revised the description of the securities offered to reflect that the offering consists of **Common Stock**, rather than **Class A Common Stock**.
- ☐ The Company clarified and specified the aggregate number of shares of Common Stock being offered pursuant to the Offering Statement.
- ☐ The Company revised the disclosure describing the offering price structure, including clarification of the price at which the securities are being offered.
- ☐ _____
- ☐ _____

No Other Material Changes

Except as expressly described above, there have been no material changes to the Company's business, capitalization, offering terms, risk factors, or management, and the Offering Statement otherwise remains in substantially the same form as previously qualified.

Incorporation by Reference

This summary should be read in conjunction with, and is qualified in its entirety by reference to, Amendment No. 1 to the Offering Statement on Form 1-A filed contemporaneously herewith. In the event of any inconsistency between this summary and the Offering Statement, the Offering Statement shall control.